Filed pursuant to Rule 424(b)(3)
File No. 333-129621

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus Dated February 28, 2006)

EXCHANGE OFFER

Offer to Exchange
Up to $5,107,160 Principal Amount of A or B Scientigo 10% Notes
and
A and B Warrants to Purchase Up to 6,888,098 Shares of Common Stock

For

Any and all outstanding
Scientigo 2005 6.4% Senior Convertible Notes
and
Warrants to Purchase Shares of Common Stock

This prospectus supplement no. 4 supplements the prospectus dated February 28, 2006, relating to the Exchange Offer described in the prospectus. You should read this prospectus supplement in conjunction with the prospectus and Supplements Nos. 1, 2 and 3.

RESULTS OF THE EXCHANGE OFFER; NOTE CONVERSIONS AND WARRANT EXERCISES

As previously disclosed, on March 31, 2006, Scientigo’s exchange offer terminated. Out of the $6,383,950 in face value of the Scientigo 2005 6.4% Senior Convertible Notes (the “Notes”) outstanding, the holders of $6,214,375 face value tendered their Notes for exchange, constituting 97.3% of the outstanding Notes. All tendered Notes were accepted by Scientigo and $4,971,500 face value of its 10% A Notes were issued in exchange. All of such 10% A Notes are convertible into shares of Scientigo Common Stock at $.90 face value per share until August 27, 2006, and mature on May 31, 2007. No B Notes were issued.

Additionally, holders of 3,080,000 Warrants to Purchase Common Stock tendered their Warrants (97.3% of those outstanding) and received 3,623,558 A Warrants and 3,080,000 B Warrants in exchange. The A Warrants are exercisable at $.85 per share of Scientigo Common Stock until August 27, 2006, and the B Warrants are exercisable at $1.00 per share of Scientigo Common Stock beginning March 31, 2007, and ending June 30, 2010. For each A Warrant that is exercised by a holder, one B Warrant terminates.

As of May 10, 2006, $3,951,498 face value of the 10% A Notes have been converted into 4,390,553 shares of Common Stock at the $0.90 per share conversion price. This conversion represents 80% of the 10% A Notes that were issued on March 30, 2006, in exchange for the Notes. As of May 10, 2006, 762,457 A Warrants have been exercised at the exercise price of $.85 per share and 762,457 shares of Common Stock have been issued.

CURRENT REPORT ON FORM 8-K

On May 19, 2006, we filed a Current Report on Form 8-K. A copy of the Current Report on Form 8-K is also being provided to you along with this Supplement.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 14 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 19, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 19, 2006 (May 17, 2006)

Scientigo, Inc.

Delaware	0-22969	59-3562953
(State or other jurisdiction of incorporation)	(Commission File ID No.)	(IRS Employer No.)

6701 Carmel Road
Suite 205
Charlotte, NC 28226
(Address of principal executive offices)

(704) 837-0500
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(a) None.

(b) Effective June 5, 2006, Mr. Clifford Clark will resign as Chief Financial Officer of the Company to pursue other professional opportunities.

(c) Effective June 5, 2006, Mr. Dennis H. Bunt, CPA will be appointed the new Chief Financial Officer of the Company. Mr. Bunt brings expertise in the areas of SEC reporting, Sarbanes Oxley compliance, capital formation, staff management, financial analysis and strategic business development. From 1992 until joining the Company, he held the CFO responsibilities at Nasdaq-listed Authentidate Holdings, Inc., a worldwide provider of secure enterprise workflow management solutions. Previously he held other senior executive positions at The Michaels Group, the second largest home builder and developer in the state of New York; Mechaninical Technology, Inc., a public company involved in manufacturing state-of-the-art test and measurement equipment; and General Electric Silicones Division, where as a Business Analyst, Mr. Bunt oversaw financial and business analysis for the $250 million division. From 1976 through 1979, he served as a Senior Auditor with KPMG, LLC in Boston. Mr. Bunt is a graduate of Bentley College with a B.S. degree in Accounting and also earned an MBA from Babson College.

Pursuant to the terms of an offer letter, Mr. Bunt will receive a starting salary of $120,000 annually. He will also be entitled to up to $30,000 per year in performance-based incentives and will receive an option grant of 300,000 shares at a strike price of $1.35. An additional management incentive option of up to 300,000 shares based upon performance and contributions to the Company’s success will also be granted to Mr. Bunt at a later date. Mr. Bunt is eligible for standard benefits and a moving/relocation allowance of $7,500. His offer and commencement of employment is contingent upon his execution of the Company’s standard form of Confidential Information and Invention Assignment Agreement.

A copy of the press release, dated May 19, 2006, announcing the appointment of the new Chief Financial Officer is attached as Exhibit 99.2 to this Current Report on Form 8-K.

Section 8 - Other Events

Item 8.01 Other Events

On May 17, 2006, Scientigo, Inc. issued a press release announcing that the Company and Ribstone Systems were honored with BERTL’s “Best Award for Innovation” at the recent AIIM 2006 Conference & Exposition, held this week in Pennsylvania. The award recognized the Companies’ jointly developed solution created to give customers a competitive advantage through automated coding and indexing of photo copied documents. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements, Pro Forma Financial Information and Exhibits

(a) Financial Statements of Business Acquired

Not applicable.

(b) Pro Forma Financial Information

Not applicable.

(c) Exhibits

99.1	Press Release announcing the receipt of BERTL’s Best Award for Innovation.
99.2	Press Release announcing the appointment of a new Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Scientigo, Inc. (Registrant)

Dated: May 19, 2006	By:	/s/ Cynthia S. White
Cynthia S. White, Chief Operating Officer

Exhibit 99.1

RIBSTONE AND SCIENTIGO HONORED WITH BERTL’S BEST 2006 AWARD FOR INNOVATION AT AIIM 2006 CONFERENCE & EXPO

Award-Winning, Next Generation Integrated Document and Content Management Solution for Law and Printing Firms Now Customer-Ready

CHARLOTTE, N.C. & CHICAGO - (Business Wire) - May 17, 2006 - Scientigo, Inc. (OTCBB:SCNG), an emerging leader in next generation enterprise search and intelligent enterprise content management and the owner of Find.com, and Ribstone Systems, a developer of document capture and processing solutions, today jointly announced that the Companies were honored with BERTL’s ‘Best Award for Innovation’ at the recent AIIM 2006 Conference & Exposition, held this week in Philadelphia. The Award recognized the Companies’ jointly developed solution created to give customers a competitive advantage through automated coding and indexing of photo copied documents.

“Everyone at Ribstone and Scientigo are to be congratulated and thanked for putting your collective blood, sweat and tears into excellent devices and technologies that have been awarded and recognized with BERTL’s Best,” stated Elizabeth McNichol, Vice President, Corporate Relations at BERTL. “BERTL, the digital imaging marketplace, your competitors and, more importantly, the end users have noticed that you are most certainly a force to be reckoned with.”

In September 2005, Scientigo and Ribstone formed a strategic partnership to focus on the development of next generation, integrated document and content management solutions for law and printing firms. In collaboration, Ribstone’s document scanning and processing engine integrated Scientigo’s tigo™ technology to create an array of capabilities destined to revolutionize the document workflow for law firms and other industries that depend on processing large volumes and different types of unstructured printed documents. By using Multi-function devices (MFDs), or copiers, as part of the workflow process, companies of all types can benefit from these next generation content management capabilities.

This successful technology collaboration enables workers to literally take a stack of documents and, without sorting by type of document, automatically generate full featured indexing and classification data while they are being copied or scanned at compatible multi-function devices or desktop scanner. In addition, with a low cost add-on, full document search capabilities based on document content can also be realized. According to Eric Rodriguez, President of Ribstone, “Our solution has the power to significantly simplify the ability of law firms and others to identify those documents which contain relevant content by searching on any content or subject matter contained in the document. We are very proud that the industry has recognized the significance of our technology and are anxious to proceed with its commercial roll-out. ”

“Like Ribstone, we at Scientigo are highly honored that our converged enterprise workflow solution has received this notable award and positive industry distinction. With a goal of empowering companies with the most advanced and most dynamic workflow tools and technologies available, this award serves to validate that we are indeed on the right track to achieve this important objective,” added Doyal Bryant, CEO of Scientigo, Inc.

About BERTL
Widely recognized for providing independent research, analysis, specifications and information for the digital imaging world, BERTL publishes the world’s largest library of product reviews and data on more than 5,000 corporate-level workgroup, color and production devices. BERTL’s Best recognizes individual devices, software, utilities and entire product lines. Its analysts review current product lines and new product introductions to identify the select group of devices and software that stand apart from the others. For more information on BERTL, please visit www.BERTL.com or call 732-761-2311.

About Ribstone Systems
Ribstone Systems, a Chicago-based company, has become an industry leader in the convergence of office technologies by offering the most efficient and dynamic solutions for scanning, image-processing and printing in document intensive business environments. Ribstone Systems helps clients leverage multifunction products by marrying intuitive and feature-rich software to the latest generation of office copiers. For more information about Ribstone please visit www.ribstonesystems.com

About Scientigo™
Scientigo™ (pronounced "see-ENH-ti-go") is an emerging technology leader that invented, patented, and is now licensing the next-generation of intelligent document recognition, intelligent enterprise content management, and intelligent search technologies for consumers and the enterprise. Scientigo™´s patented tigo™ technology creates order from information chaos by using artificial intelligence, machine learning, rules-based systems, and patented XML technology to make it faster, easier, and less costly to capture, file, organize, and retrieve any type of information. This boosts employee productivity and corporate agility, reduces document management and research costs, and delivers ROI practically overnight.  This intelligent search can also be used for Web searches by visiting www.FIND.com. Operated by the Company’s subsidiary, Tigo Search, Inc., FIND.com’s easy-to-remember Website uses breakthrough Topification technology to help people stop searching and start FINDing.  World-leading third-party independent software and solution providers are licensing Scientigo™´s technologies to dramatically improve the capabilities, benefits, and market appeal of their offerings; and to accelerate their time-to-market for the next-generation of intelligent information acquisition and retrieval systems. Scientigo™ can be reached on the Web at www.scientigo.com.

This news release may contain forward-looking statements. Forward-looking statements are indicated by words such as "expects," "intends," "anticipates," "believes" and similar expressions. Our ability to achieve the results anticipated in such forward-looking statements is subject to risks and uncertainties, including, without limitation, the potential interest of third parties in our intellectual property portfolio, any potential growth of our company, our ability to successfully maximize the value of our intellectual property assets, in addition to general economic conditions, operating results, market acceptance of our solutions and other risks detailed from time to time in our reports filed with the Securities and Exchange Commission. These forward-looking statements are made in accordance with "safe harbor" provided by the Private Securities Litigation Reform Act of 1995 and no assurance can be given that the future results that are the subject of such forward-looking statements will be achieved. The Company undertakes no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

FOR MORE INFORMATION, PLEASE CONTACT:
Elite Financial Communications Group, LLC
Dodi Handy, 407-585-1080 or via email at scng@efcg.net

Exhibit 99.2

FOR IMMEDIATE RELEASE

SCIENTIGO APPOINTS DENNIS BUNT, CPA
AS NEW CHIEF FINANCIAL OFFICER

CHARLOTTE, N.C.- (Business Wire) - May 19, 2006 - Scientigo, Inc. (OTCBB:SCNG), an emerging leader in next generation enterprise search and intelligent enterprise content management and the owner of Find.com, today announced the appointment of Dennis H. Bunt, CPA as the Company’s new Chief Financial Officer effective June 5, 2006. The Company’s former CFO, Mickey Clark, is leaving to pursue other professional opportunities.

Doyal Bryant, Chief Executive Officer of Scientigo, stated, “I’d first like to thank Mickey for his assistance in helping Scientigo successfully navigate through the transition from our legacy call center business to fully operational technology company. We wish him well in all of his future endeavors.” Continuing, Bryant added, “Dennis has the ideal background to assume Scientigo’s chief financial post. He has a demonstrated record of success working with the capital markets and the investment community, developing solid internal reporting processes and controls and building strong finance and accounting teams. I can’t imagine winning a better addition to our senior leadership than Dennis. His credentials and accomplishments are truly impressive, and we’re elated that he has agreed to join us.”

With a successful business career spanning over 30 years, Bunt brings to Scientigo proven expertise in the areas of SEC reporting, Sarbanes Oxley compliance, capital formation, staff management, financial analysis and strategic business development. From 1992 until joining Scientigo, he held the CFO responsibilities at Nasdaq-listed Authentidate Holdings, Inc., a worldwide provider of secure enterprise workflow management solutions. Previously, he held other senior executive positions at The Michaels Group, the second largest home builder and developer in the state of New York; Mechanical Technology, Inc., a public company involved in manufacturing state-of-the-art test and measurement equipment; and General Electric Sillicones Division, where as a Business Analyst, Bunt oversaw financial and business analysis for the $250 Million division. From 1976 through 1979, he served as a Senior Auditor with KPMG, LLC in Boston. A graduate of Bentley College with a B.S. degree in Accounting, Bunt also earned an MBA from Babson College.

About Scientigo™
Scientigo™ (pronounced "see-ENH-ti-go") is an emerging technology leader that invented, patented, and is now licensing the next-generation of intelligent document recognition, intelligent enterprise content management, and intelligent search technologies for consumers and the enterprise. Scientigo™´s patented tigo™ technology creates order from information chaos by using artificial intelligence, machine learning, rules-based systems, and patented XML technology to make it faster, easier, and less costly to capture, file, organize, and retrieve any type of information. This boosts employee productivity and corporate agility, reduces document management and research costs, and delivers ROI practically overnight.  This intelligent search can also be used for Web searches by visiting www.FIND.com. Operated by the Company’s subsidiary, Tigo Search, Inc., FIND.com’s easy-to-remember Website uses breakthrough Topification technology to help people stop searching and start FINDing.  World-leading third-party independent software and solution providers are licensing Scientigo™´s technologies to dramatically improve the capabilities, benefits, and market appeal of their offerings; and to accelerate their time-to-market for the next-generation of intelligent information acquisition and retrieval systems. Scientigo™ can be reached on the Web at www.scientigo.com.

This news release may contain forward-looking statements. Forward-looking statements are indicated by words such as "expects," "intends," "anticipates," "believes" and similar expressions. Our ability to achieve the results anticipated in such forward-looking statements is subject to risks and uncertainties, including, without limitation, the potential interest of third parties in our intellectual property portfolio, any potential growth of our company, our ability to successfully maximize the value of our intellectual property assets, in addition to general economic conditions, operating results, market acceptance of our solutions and other risks detailed from time to time in our reports filed with the Securities and Exchange Commission. These forward-looking statements are made in accordance with "safe harbor" provided by the Private Securities Litigation Reform Act of 1995 and no assurance can be given that the future results that are the subject of such forward-looking statements will be achieved. The Company undertakes no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

FOR MORE INFORMATION, PLEASE CONTACT:
Elite Financial Communications Group, LLC
Dodi Handy, 407-585-1080 or via email at scng@efcg.net